Exhibit 99.1

FDA Approves Tiziana Life Sciences Phase 2 IND for Multiple System Atrophy

NEW YORK, August 11, 2025 – Tiziana Life Sciences, Ltd. (Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies with its lead development candidate, intranasal foralumab, a fully human, anti-CD3 monoclonal antibody, is pleased to announce that the U.S. Food & Drug Administration (FDA) have approved the IND for its Phase 2a clinical trial of intranasal foralumab in patients with Multiple System Atrophy (MSA). Multiple System Atrophy is an unmet medical need as there are currently no FDA approved therapies to treat this life limiting, orphan designated disease.

The Phase 2a study (ClinicalTrials.gov Identifier: NCT06868628) is a six-month, open-label clinical trial designed to evaluate the effects of intranasal foralumab on microglial activation, clinical outcomes, and safety in MSA patients. Foralumab, a fully human anti-CD3 monoclonal antibody targets T-cell mediated neuroinflammation and is administered via nasal spray in eight 3-week dosing cycles.

Multiple System Atrophy is an orphan disease, with a mean incidence in the US of 0.6:100,000 person-years, increasing with ≥50 years of age to 3:100,000 person-years. Prevalence estimates for MSA range from 1.9-4.9 per 100,000 worldwide, suggesting that environmental, genetic, and epigenetic influences contribute to disease pathogenesis. MSA is a rapidly progressive neurodegenerative disorder affecting autonomic functions (such as blood pressure, bladder control) and motor control, leading to severe disability and shortened life expectancy. Increasing evidence implicates neuroinflammation and microglial activation as key drivers in MSA pathogenesis, contributing to neuronal degeneration. Disease progression is assessed using the unified MSA rating scale (UMSARS), which rates activities of daily life, autonomic and motor impairment, as well as overall disability. Disease prognosis is poor with a median survival of 6-9 years.

“We are pleased that the FDA have approved the IND to treat MSA patients with nasal foralumab,” said Vikram Khurana, MD, PhD, Tracy T. Batchelor Endowed Chair in Neurology, and Division Chief of Movement Disorders and Director of the MSA Center of Excellence at Brigham and Women’s Hospital and Principal Investigator of the MSA trial. “Neuroinflammation plays a significant role in MSA’s rapid progression. Intranasal foralumab offers a novel therapeutic pathway by targeting T-cell mediated immune activation in the brain. We aim to observe whether this therapy can meaningfully impact microglial activity and important clinical outcomes over six months in patients with MSA.”

Ivor Elrifi, Chief Executive Officer of Tiziana Life Sciences commented on the rationale of foralumab for the treatment of MSA; “Foralumab administered intranasally induces regulatory T cells and modulates T-cell-driven inflammation. Its ability to reduce microglial activation presents a promising therapeutic strategy to slow neuronal damage in neuroinflammatory and degenerative diseases such as Multiple Sclerosis, Alzheimer’s Disease, ALS, and MSA. This novel, non-systemic approach is designed to engage regulatory T cells, promoting immune tolerance while minimizing systemic immune suppression.”

About Foralumab

Foralumab, a fully human anti-CD3 monoclonal antibody, is a biological drug candidate that has been shown to stimulate T regulatory cells when dosed intranasally. At present, 10 patients with Non-Active Secondary Progressive Multiple Sclerosis (na-SPMS) have been dosed in an open-label intermediate sized Expanded Access (EA) Program (NCT06802328) with either an improvement or stability of disease seen within 6 months in all patients. In addition, intranasal foralumab is currently being studied in a Phase 2a, randomized, double-blind, placebo-controlled, multicenter, dose-ranging trial in patients with non-active secondary progressive multiple sclerosis (NCT06292923).

Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) currently in clinical development. The non-active SPMS intranasal foralumab Phase 2 trial (NCT06292923) began screening patients in November of 2023. Immunomodulation by intranasal foralumab represents a novel avenue for the treatment of neuroinflammatory and neurodegenerative human diseases.[1],[2]

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal approach has the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s lead candidate, intranasal foralumab, which is the only fully human anti-CD3 mAb currently in clinical development, has demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For more information about Tiziana Life Sciences and its innovative pipeline of therapies, please visit www.tizianalifesciences.com.

For further inquiries:

Tiziana Life Sciences Ltd

Paul Spencer, Business Development, and Investor Relations
+44 (0) 207 495 2379
email: info@tizianalifesciences.com

[1]	https://www.pnas.org/doi/10.1073/pnas.2220272120

[2]	https://www.pnas.org/doi/10.1073/pnas.2309221120